Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of UCN, Inc. and subsidiaries on Form S-3 of our report dated April 2, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, effective January 1, 2006 and an explanatory paragraph relating to the presentation of discontinued operations), related to the financial statements of BenchmarkPortal, Inc. as of and for the years ended December 31, 2006 and 2005, appearing in the current report on Form 8-K/A of UCN, Inc. and subsidiaries dated April 6, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

June 25, 2007